UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated November 1, 2013.

Press Release

Brice Koch to leave ABB to become CEO of Oerlikon

Head of Power Systems division to support orderly succession before stepping down

Zurich, Switzerland, Nov. 1, 2013 — Brice Koch, head of the Power Systems division at ABB, the leading power and automation technology group, has decided to leave ABB  to become chief executive officer at Oerlikon, based in Pfaeffikon, Switzerland.

An orderly succession process has been initiated, which Koch will support before leaving the Group. ABB aims to have a permanent successor in place by the end of the first quarter of 2014.

Koch joined ABB in 1994 and held a number of roles in  Switzerland before taking over as global head of the Transformers business unit in 2002. In 2007, he became head of ABB in China and North Asia, and joined the Executive Committee in 2010 as head of Marketing and Customer Solutions. He has been responsible for the Power Systems division since March 2012.

“Brice has been a very supportive colleague and friend of ABB  in recent years. He has done so much to drive collaboration and performance at ABB, and we will miss his valuable contribution,” said CEO Ulrich Spiesshofer.

“Thanks to his efforts, the repositioning of the Power Systems division continues, and I’m pleased that Brice will continue to drive this as we conduct the succession process,” he added.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 150,000 people.

For more information please contact:
ABB Group Media Relations:	ABB Group Investor Relations:
Thomas Schmidt; Antonio Ligi	Switzerland: Tel. +41 43 317 7111
Switzerland: Tel. +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com
http://twitter.com/ABBcomms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: November 1, 2013	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance